SEC FILE NO. 70-8537





                          SECURITIES AND EXCHANGE COMMISSION


                                WASHINGTON, D.C. 20549














                               CERTIFICATE PURSUANT TO

                                       RULE 24

                               OF PARTIAL COMPLETION OF

                                     TRANSACTIONS














                         GENERAL PUBLIC UTILITIES CORPORATION
                               ENERGY INITIATIVES, INC.





                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549


          ------------------------------------------
               In the Matter of                     )
                                                    )
               GENERAL PUBLIC UTILITIES CORPORATION )  Certificate Pursuant
               ENERGY INITIATIVES, INC.             )  to Rule 24 of Partial
                                                    )  Completion of
               SEC File No. 70-8537                 )  Transactions
                                                    )
               (Public Utility Holding Company      )
               Act of 1935)                         )
                                                    )
          ------------------------------------------


          TO THE MEMBERS OF THE SECURITIES AND EXCHANGE COMMISSION:

                    The undersigned, General  Public Utilities  Corporation

          ("GPU") and  Energy  Initiatives,  Inc.  ("EI"),  hereby  certify pursuant to Rule 24 of the Rules and Regulations under the Public

          Utility  Holding  Company  Act  of  1935,  that  certain  of  the transactions proposed  in the  Application, as amended,  filed in

          SEC  File No. 70-8537, have  been carried out  in accordance with the Commission's order, dated February  8, 1995 (HCAR No. 26230),

          with respect thereto, as follows:

                    1.   On October  31, 1995,  EI entered into  an Amended

          and  Restated  Limited  Partnership  Agreement  relating  to  the

          EnviroTech   Investment   Fund   I   Limited   Partnership   (the

          "Partnership").   Such  agreement  principally  provides for  the

          admission of  additional limited partners to  the Partnership and

          certain amendments made  in connection therewith.   In all  other

          respects  the transactions  proposed  in the  Application  remain unchanged.








                    2.   The following exhibit is filed in Item 6:

                         (a)  Exhibits:

                              A-2 Form of EnviroTech Investment Fund I Limited Partnership Amended and Restated Limited Partnership Agreement.






















































                                      SIGNATURE

                    PURSUANT  TO THE  REQUIREMENTS  OF  THE PUBLIC  UTILITY

          HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES  HAVE DULY

          CAUSED  THIS  CERTIFICATE TO  BE SIGNED  ON  THEIR BEHALF  BY THE

          UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                        GENERAL PUBLIC UTILITIES CORPORATION



                                        By:
                                             T. G. Howson,
                                             Vice President and Treasurer


                                        ENERGY INITIATIVES, INC.



                                        By:
                                             B. L. Levy, President


          Date:     November 13, 1995